UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


              In the Matter of                :
                                              :
    AMERICAN ELECTRIC POWER COMPANY, INC.     :        CERTIFICATE
            Columbus, Ohio  43215             :            OF
                                              :       NOTIFICATION
                  (70-5943)                   :
                                              :
 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935   :


         THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from July 1, 2003, through September 30, 2003, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. ("EquiServe")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 651,702 shares of the Company's Common Stock, at a total purchase price of $18,957,009.47. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.


                                        AMERICAN ELECTRIC POWER COMPANY, INC.


                                        By:        /s/ Henry W. Fayne
                                               -------------------------------
                                                        Vice President
Dated:  October 30, 2003

                                   SCHEDULE I
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                   For the Period July 1 - September 30, 2003

TRANSACTIONS THIS PERIOD:

                   - ORIGINAL ISSUE SHARES -

              SHARES           PRICE            TOTAL
PERIOD        ISSUED         PER SHARE     PURCHASE PRICE

TOTAL O/I
PURCHASE       -0-                              $-0-

                    - OPEN MARKET PURCHASES -

             SHARES          AVERAGE PRICE          TOTAL
  DATE       PURCHASED       PER SHARE          PURCHASE PRICE
07/01/03         6,260        29.370                 183,856.20
07/08/03        13,928        29.128                 405,694.78
07/15/03         6,159        28.158                 173,424.38
07/22/03        15,652        27.380                 428,549.81
07/29/03         8,844        27.852                 246,320.86
08/05/03         9,804        27.927                 273,794.66
08/12/03         7,705        27.539                 212,187.93
08/19/03         4,625        28.003                 129,512.82
08/26/03         2,918        28.190                  82,258.42
09/02/03         4,190        28.431                 119,126.63
09/05/03        35,000        29.084               1,017,940.00
09/08/03        35,000        29.281               1,024,835.00
09/09/03         6,570        29.153                 191,535.15
09/09/03        41,000        29.159               1,195,519.00
09/10/03       272,560        29.210               7,961,517.42
09/10/03        40,000        29.203               1,168,120.00
09/11/03        32,728        29.379                 961,515.91
09/12/03        45,000        29.275               1,317,375.00
09/15/03        43,832        29.116               1,276,212.51
09/16/03         8,378        29.332                 245,743.50
09/23/03         4,509        29.264                 131,952.11
09/30/03         7,040        29.832                 210,017.38

TOTAL
O/M
PURCHASE       651,702                           $18,957,009.47
               =======                           ==============

              - TOTAL ACTIVITY THIS PERIOD -

                    SHARES                           TOTAL
                   PURCHASED                    PURCHASE PRICE
O/I Shares           -0-                     $              -0-
O/M Purchases       651,702                      $18,957,009.47
                    -------                      --------------

TOTAL ACTIVITY      651,702                      $18,957,009.47
                    =======                      ==============

PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period July 1 - September 30, 2003



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - ORIGINAL ISSUE SHARES -

                                                                 TOTAL
                               SHARES ISSUED                PURCHASE PRICE

Totals from last report          47,773,594                $1,008,340,148.37
Transactions this period               -0-                           -0-
                                       ---                           ---

Total Original Issue Shares      47,773,594                $1,008,340,148.37
                                 ==========                =================


                            - OPEN MARKET PURCHASES -

                                                                  TOTAL
                               SHARES ISSUED                PURCHASE PRICE

Totals from last report          27,482,220                  $866,902,735.70
Transactions this period            651,702                   $18,957,009.47
                              -------------                  ---------------

Total Open Market Shares         28,133,922                  $885,859,745.17
                                 ==========                  ===============